UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Philip Morris International Inc. (Exact name of registrant as specified in its charter)

Virginia	1-33708	13-3435103
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

120 Park Avenue, New York, New York		10017-5592
(Address of principal executive offices)		(Zip Code)

Antonio Marques Senior Vice President Operations PMI +41 (58) 242 6200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report
This Specialized Disclosure Report (“Form SD”) for Philip Morris International Inc. (“PMI”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December, 2016. A copy of the Conflict Minerals Report is attached as Exhibit 1.01 to this Form SD and is also publicly available on PMI´s website at http://www.pmi.com/eng/sustainability/conflict_minerals/Pages/conflict_minerals.aspx.

Section 2 – Exhibits
Item 2.01 – Exhibits
The following exhibit is filed as part of this Report.
Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.
__________________________________________________________________________________________________________________________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIP MORRIS INTERNATIONAL INC.

By:	/s/ ANTONIO MARQUES
Name:	Antonio Marques
Title:	Senior Vice President Operations
DATE: May 24, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.